Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

January 25, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Amendment No. 3 to Draft Offering Statement on Form 1-A
Submitted December 16, 2020
CIK No.: 0001821534

Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (“Exodus” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2021, relating to the above referenced Draft Offering Statement on Form 1-A (the “Draft Offering Circular”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Offering Circular (the “Revised Draft Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Offering Circular submitted on December 16, 2020), all page references herein correspond to the Revised Draft Offering Circular.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Cover Page

1.
We note your disclosure that you are working to obtain a “listing” of your Class A common stock on an ATS. Please revise here and throughout to clarify that securities are not listed on ATSs but are or may become available to trade on ATSs.

In response to the Staff’s comment, the Company has updated the disclosure on the cover page and pages 8, 34, 103 and 104 of the Revised Draft Offering Circular.

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Jon Paul Richardson
Exodus Movement, Inc.
January 25, 2021

The Offering

Liquidity, page 11

2.
Refer to your response to comment 11. Please clarify here and throughout that your Common Stock Tokens, although not restricted to trading on a specific ATS, may be incompatible with some or all ATSs. In addition, please disclose whether or not investors may transfer shares of Class A common stock even if there is no means by which to transfer the corresponding Common Stock Tokens.

In response to the Staff’s comment, the Company has updated the disclosure on the Cover Page and pages 8, 11, 34, 35, 39, 103 and 104 of the Revised Draft Offering Circular.

Risk Factors

Risks Related to Our Business and Our Industry

Our holdings of crypto assets expose us to potential risks, page 30

3.
Refer to your response to comment 5. Please balance your statement on page 6 that the development of your crypto asset app store decreases your reliance on market volatility and movement of digital asset prices by including a summary of this risk factor in your Summary Risk Factors section on page 7.

In response to the Staff’s comment, the Company has updated the disclosure on page 8 of the Revised Draft Offering Circular.

Business

Our App Offerings, page 78

4.
Refer to your response to comment 6. Please disclose how you calculate the value of the digital assets you receive as fees pursuant to the SportX, Wyre and the Exchange Aggregator API agreements. In addition, please disclose when the value of the digital assets you receive as fees is calculated under your API agreements with SportX and the Exchange Aggregator, and disclose the digital assets you receive as payment under the SportX API agreement.

In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Revised Draft Offering Circular.

Jon Paul Richardson
Exodus Movement, Inc.
January 25, 2021

Plan of Distribution

Common Stock Tokens, page 108

5.
Please describe the procedures stockholders must follow to effect secondary, peer-to-peer transfers of Common Stock Tokens in order ensure that the transfer is reflected on the book-entry records of the Transfer Agent. Please also describe the process to remedy discrepancies in the event transfers have not been reflected on the Transfer Agent’s records.

In response to the Staff’s comment, the Company has updated the disclosure on pages 112 and 113 of the Revised Draft Offering Circular.

Please direct any questions regarding the Company’s responses or the Revised Draft Offering Statement to me at (202) 973-8887 or acaiazza@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy B. Caiazza
Amy B. Caiazza

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.